June 19, 2009

United States Securities and Exchange Commission

Attn: Stephen G. Krikorian

Attn: Tamara Tangen

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

RE: OCCAM NETWORKS, INC.

FORM 10-K for the year ended December 31, 2008 (the “Form 10-K”)

Filed on March 2, 2009

FORMS 8-K Filed on February 26, 2009 and May 6, 2009 (the “Forms 8-K”)

FILE No. 001-33069

Ladies and Gentlemen:

On behalf of Occam Networks, Inc. (“Occam” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) received by letter dated June 9, 2009, containing comments regarding the Company’s above referenced filings.

The Company is filing this letter via EDGAR, and for the convenience of the Staff, is providing the Staff with courtesy hard copies via overnight courier.  To facilitate the review of the Company’s responses, each of the Staff’s comments has been restated in italicized, bold type below, followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2008

Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures pages 62-64

1. We note that your discussion of what constitutes a significant deficiency uses a definition that differs from that set forth in the Public Company Accounting Oversight Board’s (PCAOB) Auditing Standard No. 5, An Audit of Financial Statements (AS/5). Confirm that in performing your evaluations under Sections 302 and 404 of the Sarbanes-Oxley Act of 2002 that you have used the definition as set forth in AS/5. Further, confirm that in future filings, where you define “significant deficiency”, you will provide a conforming definition.

We confirm that in performing our evaluations under Sections 302 and 404 of the Sarbanes and Oxley Act of 2002 we have used the definition of significant deficiency as set forth in AS/5. In response to the Staff’s comment, in our future filings, where we define significant deficiency, we will provide a conforming definition.

(b) Changes in Internal Control Over Financial Reporting, pages 64-66

2. We note your discussion of the extensive changes made in your internal control over financial reporting since 2007. While such disclosures may be necessary for an investor’s understanding of your remediation efforts since that time, in future filings, please ensure that you specifically address the requirements of Item 308 (c) of Regulation S-K. That is, specifically disclose any change in your internal control over financial reporting that occurred during your last fiscal quarter (your fourth fiscal quarter in the case of your annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. We have similar concerns regarding your disclosure in your Form 10-Q for the quarter ended March 31, 2009.

We acknowledge the Staff’s comment on our disclosure of internal control over financial reporting and believe that our disclosures are necessary to provide background information for an investor’s understanding of our remediation efforts. We respectfully wish to point out that on page 66 of our 2008 Form 10-K and page 24 of our Form 10-Q (March 31, 2009), we addressed specific remedial actions related to the fourth quarter of 2008 and the first quarter of 2009, respectively. We acknowledge your comment and believe this disclosure as referenced below for each of our filings addressed the requirements of Item 308 (c) of Regulation S-K.

Following are the paragraphs that we are referring to from our filings:

Page 66 — Form 10-K FY2008

Although we recently completed all remediation steps specifically recommended by our audit committee in 2007, management continues to test the newly implemented controls and has identified additional controls and procedures for implementation in light of our continuing material weakness. In particular, we plan to implement further remedial actions, which have been approved by our audit committee, related to the 2008 material weakness, specifically:

• Monitor and test prior internal control remediation

• Implement additional controls focused on prevention (in contrast to the detection focus of previously implemented remedial controls)

• Review and assess current sales process from the time of quote to the collection of receivables in an effort to process orders in a more controlled environment

In addition, in February 2009, we implemented control changes in our order management group to address identified control deficiencies relating to segregation of duties. Specifically, we limited individual system access in an effort to ensure that no single individual had the ability to book, invoice, and ship orders.

Page 24 of our Form 10-Q, March 31, 2009

Although we recently completed all remediation steps specifically recommended by our audit committee in 2007, management continues to test the newly implemented controls and has identified additional controls and procedures for implementation in light of our continuing material weakness. In particular, we plan to implement further remedial actions, which have been approved by our audit committee, related to the 2008 material weakness, specifically:

• Monitor and test prior internal control remediation;

• Implement additional controls focused on prevention (in contrast to the detection focus of previously implemented remedial controls); and

• Review and assess current sales process from the time of quote to the collection of receivables in an effort to process orders in a more controlled environment.

In addition, in the first quarter of 2009, we implemented control changes in our order management group to address identified control deficiencies relating to segregation of duties. Specifically, we limited individual system access in an effort to ensure that no single individual had the ability to book, invoice, and ship orders.

In response to the Staff’s comment, we will be more specific and will disclose in all our future filings any change in internal control over financial reporting that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. To make recent developments clear to our readers, we will include a subheading caption that reads “Changes in Our Last Quarter.”

Consolidated Statements of Operations, Page F-4

3. In  your response to prior comment 2 you state that you have a minor, network management software product, to which you apply SOP 97-2. Please clarify whether the product to which you refer is Occam View TM. While this product may not be essential to the functionality of the other products you sell, please explain the nature of the software that is integrated in your Broadband loop carrier (BLC) product, which is described throughout your filing as “an integrated hardware and software platform.” Explain the nature of the Occam OS software releases provided as part of your Software Entitlement Service and Priority Case Service (PCS) offerings. Describe your consideration of each of the factors identified in the second footnote to SOP 97-2, as well as any other factors that you consider to be relevant in supporting your conclusion that software is incidental to your BLC products.

In response to the Staff’s comment we confirm that the minor network management software product to which we referred in our prior response number 2 is Occam View TM. Our BLC product embeds Occam’s operating system, OccamOS. OccamOS is a firmware that is preloaded onto every Occam blade. The nature of OccamOS software releases provided as part of our Software Entitlement Services and Priority Care Service Offerings are standard software maintenance programs which principally involve bug fixing, but may include non-significant new functionality. The Occam OS software releases are not the focus of our sales and marketing efforts and are not perceived to be important to a customer’s purchasing decision. Based on the guidance regarding the scope of SOP 97-2, we have reached the conclusion that OccamOS software is incidental to the overall BLC product. In reaching our conclusion we applied the following analysis to the factors identified in the second footnote to SOP 97-2:

•                  “whether the software is a significant focus of the marketing effort or is sold separately,

Occam does not separately sell the OccamOS software and Occam does not license its software code to any other competitor or company. OccamOS is clearly not the focus of the marketing materials.

•                  whether the vendor is providing post contract customer support, and

Occam does provide some level of post contract customer support in the form of software maintenance and customer support. However, we have concluded that these services are inconsequential or perfunctory to the overall BLC system. In conducting this analysis, we followed SAB 104. We believe that none of the post contract customer support services are essential to the functionality of the BLC system, and the fair value of the post contract customer support is very insignificant. New releases of the software principally involve bug fixing and may include non-significant new functionality. Occam is not generally obligated to provide these services. The customers usually will need to purchase new hardware because future software versions are often not compatible with all our hardware products and also may not be compatible with the deployment in customer networks of previously purchased hardware.

•                  whether the vendor incurs significant costs that are within the scope of FASB Statement No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed”

Occam does incur certain costs within the scope of SFAS 86, including the costs to develop and maintain the OccamOS software. We concluded that these costs were not significant because they have averaged about 5% or less of reported revenue for fiscal years ended 2008, 2007 and 2006. None of these costs have been capitalized to date.

4. Further, with regard to your SES and PCS offerings, clarify whether these are software or hardware upgrades, or both, and how you concluded that the access to all future releases of Occam OS software does not qualify as PCS as defined by SOP 97-2.

The nature of OccamOS software releases provided as part of our Software Entitlement Services and Priority Care Service Offerings are standard software maintenance programs which principally involve bug fixing, but may include non-significant new functionality. As we discussed in response to comment three above, we have concluded that none of these services is essential to the functionality of the BLC product and that the fair value of these services is insignificant. As a result, the applicable guidance for revenue recognition for the BLC product and Occam OS is SAB 104.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

5. We are considering your response to prior comment 4. We note your statement that you are “entitled under the RUS contract to the receivable upon delivery” and that the gross presentation is therefore appropriate. Please clarify whether the legal right to bill and collect the receivable for RUS contracts has always been predicated on customer acceptance. And if so, why a change in classification (from net to gross) was deemed appropriate during 2008. In this regard, we understand from your responses that as of January 1, 2009 you have established the ability to make reasonable estimates of returns for purposes of applying SFAS 48 and recognizing revenue. Tell us how you determined that presentation from net to gross is appropriate prior to the establishment of collectability. That is, explain why the “new” presentation is being shown retroactively instead of prospectively.

We acknowledge your comment and respectfully provide the following clarifications. The customers who enter into a RUS contract receive financing support in the form of long-term low interest rate loans from the

United States Department of Agriculture’s Rural Utilities Service, or RUS. The legal right to bill and collect the receivable is separately specified in the contract and is determined upon delivery of goods and/or services and not by customer acceptance. We therefore can record the receivable upon delivery of equipment or services. However, as we discussed in response to our prior comment four, our early experience with these contracts did not provide a basis to assess level of risk including collectability. Now with more experience and history with this type of contract we determined that the gross presentation is appropriate, that the collectability is assured and applied this presentation prospectively. Although not required, we also provided comparable financial information about prior periods for the benefit of the reader. The new presentation did not have a material impact on the balance sheet or working capital. We reclassified the amounts in the balance sheet in the fourth quarter of 2008.

6. We are considering your response to prior comment 5. Explain why a customer would enter into a RUS contract and why you originally concluded that collections under these contracts were not probable. Explain why you waited until the final payment to recognize revenue instead of recognizing revenue as collected. Identify the type of customer that entered into these contracts. Also indicate why you believe that five years is sufficient history of collections instead of lesser or greater amount of years.

We acknowledge your comment and respectfully provide the following clarifications. The customers who enter into a RUS contract receive financing support in the form of long-term low interest rate loans from the United States Department of Agriculture’s Rural Utilities Service, or RUS. As we discussed in response to our prior comment five, the Company first entered into RUS contracts approximately five years ago. With no experience with this type of contract, we had insufficient data and experience to estimate the risk of return in accordance with SFAS 48, and the risk of collection for SAB 104.

Our policy of recognizing revenue under these contracts follows SAB 104, and was affected by the same lack of experience and history with these types of contracts. Initially, with no experience and no history on these types of contracts, we deferred revenue until the final payment was received.

The determination of whether history is sufficient is based on judgment. We have been involved with these contracts for approximately five years and have experienced significant volumes in the last two years. We believe that this is a reasonable length of time given customer volume and products we sell under RUS contracts and the markets into which we sell them. The Company often worked with the same customers or with similarly situated customers during that time and as a result, after this period of time, we are in a good position to re-assess the risks.

Forms 8-K Filed on February 26, 2009 and May 6, 2009

7. We have reviewed your response to prior comment 6 and to your proposed changes concerning the presentation of a non-GAAP operating statement in a columnar format. We continue to have the concerns previously expressed over how investors might view that information due to the format in which it’s been presented. Consequently, we believe that it should be excluded from future filings. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10(e)(1)(i) of Regulation S-K.

We respectfully provide the following clarification to our prior response. We are providing as Exhibit A attached to this response letter a sample presentation of our non-GAAP financial information that we would propose using in future earnings releases.  The information in Exhibit A is based on our operating results for the quarter ended March 31, 2009.

We believe the attached presentation substantially modifies our prior presentation, is consistent with Item 10(e) of Regulation S-K, and constitutes only a “reconciliation” as required under Item 10(e)(i)(B) of Regulation S-K.  The proposed presentation addresses the the Staff’s concern that the non-GAAP financial information not be presented as an alternative set of financial statements.  The presentation is limited only to the information necessary to an understanding of how the Company reconciles the principal GAAP and non-GAAP operating measures presented in the press release and discussed on the Company’s quarterly conference calls (e.g., non-GAAP operating loss, non-GAAP net loss, and non-GAAP loss per share).  In addition, we acknowledge your comment and respectfully submit that the revised presentation substantially enhances the prior disclosure by specifically identifying the line items where adjustments have been made, indicating the amount of the adjustment to each line item, and providing footnote disclosure explaining the nature of the adjustment.

********

If you have any questions regarding our responses, you may contact me at (510) 360-3739 or Don DePascal, Vice President and Corporate Controller at (510) 360-3759.

Very truly yours,

/s/ Jeanne Seeley
Jeanne Seeley
Senior Vice President and Chief Financial Officer

EXHIBIT A

OCCAM NETWORKS, INC. AND SUBSIDIARY

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS OF OPERATIONS

(In thousands, except per share data)

	Three Months Ended March 31, 2009
	As reported in accordance with GAAP	Non-GAAP Adjustments		Non-GAAP

Revenue	$19,419	$—		$19,419
Cost of revenue	11,245	(89	)(a)	11,156
Gross margin	8,174	(89	)(b)	8,263

Total operating expenses	11,336	(654	)(c)	10,682
Loss from operations	(3,162)	(743	)(d)	(2,419)

Other income expense, net	—	—		—
Interest income, net	145	—		145
Loss before provision for income taxes	(3,017)	(743)		(2,274)
Provision for income taxes	13	—		13

Net loss	$(3,030)	$(743	)(d)	$(2,287)

Loss per share attributable to common stockholders:
Basic	$(0.15)	$(0.04)		$(0.11)
Diluted	$(0.15)	$(0.04)		$(0.11)

Weighted average shares attributable to common stockholders:
Basic	20,149	—		20,149
Diluted	20,149	—		20,149

Footnotes:

(a)          Non-GAAP adjustment to cost of revenue reflects non-cash stock-based compensation expense associated with the issuance of stock options, restricted stock units and restricted shares.

(b)         Non-GAAP adjustment to gross margin reflects the non-GAAP adjustment to cost of revenue indicated in (a) above.

(c)          Non-GAAP adjustment to operating expenses reflects non-cash stock-based compensation expense associated with the issuance of stock options, restricted stock units and restricted shares.

(d)         Non-GAAP adjustment to loss from operations and net loss reflects non-GAAP adjustment to gross margin and operating expenses reflected in (b) and (c).